EXHIBIT 99.10

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the report dated March 25, 2013, titled Oyu Tolgoi Technical Report (the “Report”).

I, Bernard Peters, on behalf of AMC Consultants Pty Ltd., consent to the use of our name and references to the Report, or portions thereof, as described in the 40-F and documents filed as part of the 40-F, and to the incorporation by reference of such information in the Company’s Form S-8 (333-113048, 333-128205, 333-135595, 333-143550 and 333-160783).

Sincerely,

/s/ Bernard Peters
Name: Bernard Peters Title: Manager, Mining
Company: AMC Consultants Pty Ltd.

Date: March 25, 2013